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                                                        EXHIBIT 20.1

SCEcorp Announces 1995 Fourth Quarter Earnings

ROSEMEAD, CA., January 18, 1996 -- SCEcorp earned $1.66 per share for 1995, up from $1.52 in the prior year. Earnings for both 1994 and 1995 included special charges. SCEcorp's operating earnings, which exclude special charges, were $1.69 per share for 1995, thirteen cents higher than 1994. Each of SCEcorp's operating subsidiaries reported improved earnings.

For 1995, Southern California Edison's operating earnings were $1.47, nine cents more than 1994. The increase is principally due to the utility's higher 1995 authorized rate of return, partially offset by the financial effect of the 1995 general rate case settlement, which affected customer fee revenue. Edison also recorded special charges of three cents per share during 1995 compared to four cents in 1994 for employee severance costs.

Earnings at the Mission Companies in 1995 improved four cents per share over 1994 results. Mission Energy earned 14 cents per share for the year. This was two cents above 1994's earnings, principally from improved operating performance at the company's energy projects. Mission First Financial reported record earnings of nine cents per share for the year, two cents higher than 1994, due to increased investment activity.

For the fourth quarter of 1995, SCEcorp earned 31 cents per share, compared to 34 cents per share in 1994, excluding special charges. The reduction is mainly attributable to the effects of Edison's 1995 general rate case settlement as noted above.

                       Quarter Ended      Year Ended
                        December 31,      December 31,
                       1995     1994      1995     1994

Operating Earnings:
Mission Energy         $.01     $.01      $.14     $.12
Mission First Financial .04      .04       .09      .07
Mission Companies       .05      .05       .23      .19
So Calif Edison         .27      .30      1.47     1.38
  Holding company      (.01)    (.01)     (.01)    (.01)
SCEcorp operating earnings
                        .31      .34      1.69     1.56
Severance charges
 - Edison                 -     (.04)     (.03)    (.04)
SCEcorp earnings       $.31     $.30     $1.66    $1.52